Exhibit 13.8

SONGVEST

Live Investments | Fan Investor Benefits | Selling Royalties | About Us | Search | Login / Register



BEYONCÉ
COUNTDOWN

← Back To Auction List

"Countdown" by Beyonce and More Compositions

$150 Starting Bid

$150 Current Bid

Ends In :

16	01	29	47
Days	Hrs	Min	Sec

PLACE BID

Enter unit quantity | LOGIN TO BID

MAKE A PROXY BID

Enter unit quantity | LOGIN TO BID

MAKE AN OFFER TO BUY ALL

LOGIN TO MAKE AN OFFER

MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$20,435 Last 12 Months Royalties Paid

$17.93 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES

9.82% Of 1140 SongShare Goal

$150
Current Bid

112/1028
Reserved Units | Available Units

Total Units 1140

Track Details



Beyoncé - Countdown ...
vevo
YouTube



Countdown
Beyoncé
2010-12-31

Beyoncé
Artist

Spotify **170M** Streams

YouTube **232.8M** Views

pandora **163M** Streams



Let It Go (Radio Edit)
KEYSHIA COLE
FEATURING
MISSY ELLIOT
AND LIL KIM
YouTube



Let It Go
Keyshia Cole
1997-02-02

Keyshia Cole
Artist

Spotify **167.7M** Streams

YouTube **15.4M** Views

pandora **266.6M** Streams

Description

Type of Rights: Writer's Share

Type of Income: Public Performance

Paid By: ASCAP

Term (Life or Yrs): Life of copyright

READ VIP AUCTION FAQS

VIDEO HELP ON BIDDING

100% of Songwriter's Share

ASCAP pays royalties quarterly.

Detailed Data Here

Summary Overview

The "Cainon Lamb" Music Royalty Asset is the underlying asset of the "Cainon Lamb" Royalty Share Agreement (the "Agreement"). The Agreement contains one hundred percent (100%) of the songwriter's share of performance income paid by ASCAP from the compositions listed below.

About Beyonce? and "Countdown"

A multifaceted superstar by any measure, Beyoncé rose to fame in the late '90s as the central member of pop-R&B group Destiny's Child, and in the following decade embarked on a multi-platinum, record-breaking solo career with *Dangerously in Love* (2003), her first in an unbroken string of number one pop solo albums. Chart-topping singles such as "Crazy in Love" (2003), "Irreplaceable" (2006), and "Single Ladies (Put a Ring on It)" (2008), combined with sold-out world tours and Grammy Awards, all heightened her profile in the 2000s.

Beyoncé followed ten Grammy nominations in 2010 with 2011 album 4, which debuted at the top of the Billboard 200 and includes title "Countdown," featured in this catalog, which was certified a 2X-Platinum single by the RIAA in 2022.

Once Beyoncé released her self-titled visual album (2013), it was evident that the powerhouse vocalist, songwriter, and dancer wasn't merely an entertainer but a progressive artist as well. The notion has been reaffirmed with her second visual album, *Lemonade* (2016), the Jay-Z collaboration *Everything Is Love* (2018), and her work on *The Lion King* (2019). She heralded her seventh studio album, *Renaissance* (2022), with the Top 20 single "Break My Soul."

Summary Statistics

Spotify

Followers	32.6M (30th)
Monthly Listeners	48.8M (28th)
Popularity	86/100 (34th)
Playlist Reach	560.9M

Instagram

Followers	281.2M (6th)

Youtube

Channel Subscribers	25.3M (81st)
Channel Views	16.3B (53rd)
Daily Video Views	5.8M (81st)
Monthly Video Views	170.5M (78th)

*Data provided by Chartmetric.com

About "Let It Go" by Keyshia Cole, Missy Elliott, and Lil' Kim

With a raspy soprano voice, Keyshia Cole became one of the most successful R&B artists to emerge in the mid-2000s. In 2007, she released album *Just Like You*, which featured four major singles, including "Let It Go," a title in this catalog, with assists from major label artists Missy Elliott and Lil' Kim. "Let It Go" was certified by the RIAA as a Platinum single later that same year, and the track received a Grammy nomination for Best Rap/Sung Collaboration, while *Just Like You* was nominated for Best Contemporary R&B Album.

Royalty Share Agreement Terms

The "Cainon Lamb" Royalty Share Agreement will be between the songwriter and our company. Pursuant to the Agreement, SongVest will have the right to receive 100% of the songwriter's performance revenue share for the life of the copyrights listed below. Revenues the company will be entitled to receive from the copyrights listed below (assets) pursuant to this agreement include revenues earned in connection with the public performance of the copyrights, which will be paid at the percentage interest as defined in the "Cainon Lamb" Royalty Share Agreement. Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter quarterly by ASCAP, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last four quarters from the revenue stream contemplated in the "Cainon Lamb" Royalty Share Agreement have averaged approximately $5,109 per quarter.


Total Royalties
Q1 2019 - Q3 2022
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
Q1
Q2
Q3
Q4
2019
2020
2021
2022

	2019 Q1	Q2	Q3	Q4	2020 Q1	Q2	Q3	Q4	2021 Q1	Q2	Q3	Q4	2022 Q1	Q2	Q3	Last 4 Quarters
Total Royalties	$3,672	$6,563	$6,872	$5,848	$6,583	$3,588	$3,508	$3,679	$3,958	$3,924	$5,587	$6,372	$4,356	$3,857	$5,850	$ 20,435

Royalties for Q3 2021 and Q4 2021 were higher than for the previous five periods due to increased television performance royalties for one title. Q3 2022 royalties were higher than the previous two periods primarily due to higher royalties from one streaming service for one title.

Revenue By Song

Revenues By Song are shown below:

	2019				2020				2021				2022			Last 4	% of Total
Royalties By Song	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Quarters	Last 4 Quarters
Countdown	$ 598	$1,936	$2,875	$2,143	$3,058	$1,021	$ 923	$ 891	$1,144	$1,098	$3,272	$3,947	$1,028	$1,183	$3,127	$ 9,285	45%
Let It Go	$ 566	$ 627	$ 890	$ 819	$ 962	$ 810	$ 746	$ 800	$ 929	$ 891	$ 736	$ 793	$1,519	$1,022	$1,005	$ 4,338	21%
Where The Bag At	$ 590	$2,085	$ 975	$1,073	$ 621	$ 435	$ 506	$ 344	$ 327	$ 376	$ 253	$ 319	$ 245	$ 258	$ 282	$ 1,104	5%
Everything To Me	$ 132	$ 145	$ 131	$ 148	$ 139	$ 139	$ 116	$ 101	$ 167	$ 185	$ 82	$ 93	$ 317	$ 171	$ 170	$ 751	4%
I'm Better	$ 482	$ 346	$ 200	$ 282	$ 192	$ 163	$ 212	$ 187	$ 172	$ 308	$ 117	$ 131	$ 163	$ 124	$ 115	$ 533	3%
Twerkoholic	$ 105	$ 61	$ 96	$ 139	$ 108	$ 94	$ 102	$ 82	$ 83	$ 91	$ 131	$ 81	$ 129	$ 140	$ 123	$ 473	2%
Thirsty	$ 111	$ 132	$ 138	$ 112	$ 133	$ 127	$ 121	$ 100	$ 112	$ 125	$ 100	$ 108	$ 94	$ 103	$ 145	$ 449	2%
Co-Sign	$ 79	$ 97	$ 113	$ 105	$ 161	$ 168	$ 95	$ 128	$ 124	$ 107	$ 99	$ 119	$ 81	$ 106	$ 110	$ 415	2%
Ching A Ling	$ 196	$ 166	$ 185	$ 143	$ 149	$ 57	$ 49	$ 128	$ 124	$ 46	$ 136	$ 90	$ 102	$ 73	$ 138	$ 402	2%
Until It's Gone	$ 70	$ 74	$ 74	$ 76	$ 72	$ 66	$ 123	$ 70	$ 80	$ 86	$ 47	$ 49	$ 110	$ 64	$ 51	$ 274	1%
The Rest	$ 742	$ 893	$1,195	$ 807	$ 988	$ 506	$ 514	$ 848	$ 696	$ 612	$ 614	$ 642	$ 569	$ 614	$ 586	$ 2,410	12%
Total Royalties	**$3,672**	**$6,563**	**$6,872**	**$5,848**	**$6,583**	**$3,588**	**$3,508**	**$3,679**	**$3,958**	**$3,924**	**$5,587**	**$6,372**	**$4,356**	**$3,857**	**$5,850**	**$ 20,435**	**100%**

The top two songs accounted for 66% of the last four quarters' total royalties, with top title "Countdown," which accounted for 45%, up in Q3 2022 over the prior two periods primarily due to increased Youtube royalties and increased international earnings.

The user will notice that the table above includes a line titled "The Rest." This line item includes revenues from over 70 different compositions, none of which individually represents > 2% of the last four quarters' total royalties.

Top 5 Songs	Artist(s)	Release Date	Last 4 Quarters	% of Total Last 4 Quarters
Countdown	Beyoncé	2011	$9,285	45%
Let It Go	Keyshia Cole, Missy Elliott, Lil' Kim	2007	$4,338	21%
Where The Bag At	City Girls	2018	$1,104	5%
Everything To Me	Monica	2010	$ 751	4%
I'm Better	Missy Elliott, lamb	2017	$ 533	3%

The Top 5 compositions accounted for 78% of the last four quarters' total royalties, and three of the Top 5 related recordings were released in 2011 or earlier.

Revenue by Source

Revenue sources are shown below:

	2019				2020				2021				2022			Last 4	% of Total
Royalties By Source	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Quarters	Last 4 Quarters
Streaming	$ 2,352	$ 2,607	$ 2,639	$ 2,939	$ 3,088	$ 2,408	$ 2,650	$ 2,284	$ 2,502	$ 2,304	$ 2,088	$ 2,287	$ 2,834	$ 2,256	$ 3,727	$ 11,105	54%
TV/Film Performance	$ 121	$ 267	$ 280	$ 659	$ 64	$ 45	$ 160	$ 172	$ 113	$ 410	$ 2,489	$ 3,245	$ 176	$ 167	$ 526	$ 4,114	20%
International Downloads	$ -	$ 502	$ 626	$ 364	$ 283	$ 413	$ 138	$ 335	$ 690	$ 640	$ 364	$ 434	$ 423	$ 297	$ 876	$ 2,031	10%
Radio	$ 572	$ 1,499	$ 612	$ 573	$ 398	$ 274	$ 322	$ 355	$ 167	$ 176	$ 291	$ 224	$ 174	$ 295	$ 347	$ 1,039	5%
International - Other	$ -	$ 121	$ 222	$ 40	$ 26	$ 23	$ 46	$ 278	$ 174	$ 111	$ 195	$ 67	$ 267	$ 318	$ 147	$ 800	4%
General - Other	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 151	$ -	$ -	$ 335	$ 331	$ -	$ 666	3%
The Rest	$ 627	$ 1,566	$ 2,494	$ 1,274	$ 2,724	$ 427	$ 193	$ 255	$ 312	$ 131	$ 161	$ 114	$ 147	$ 193	$ 226	$ 680	3%
Total Royalties	**$ 3,672**	**$ 6,563**	**$ 6,872**	**$ 5,848**	**$ 6,583**	**$ 3,588**	**$ 3,508**	**$ 3,679**	**$ 3,958**	**$ 3,924**	**$ 5,587**	**$ 6,372**	**$ 4,356**	**$ 3,857**	**$ 5,850**	**$ 20,435**	**100%**

Streaming, the top source for the catalog, was up in Q3 2022 over prior periods primarily due to increased Youtube royalties for the top title. TV/Film Performance royalties were higher in Q3 2021 and Q4 2021 than in subsequent periods due to performances of the catalog's top title on various television shows as a result of increased placements for the popular track. Royalties from International Downloads primarily related to performance royalties paid by PRS for digital uses of music in the United Kingdom, with the top title generating 67% of the catalog's download royalties for the last four quarters.

The User will notice that the table above includes a line titled "International – Other." This primarily relates to international royalties reported to ASCAP by various foreign collection societies associated with specific titles but not specific sources. The User will also notice that the table above includes a line titled "General – Other." This is reported by ASCAP as royalties for the re-processing of prior period domestic royalties associated with specific titles but not specific sources.

Complete Compositions List Here

SONGVEST LEARN MORE | LOGIN | FAQ

NEW SONGSHARES

LIMITED QUANTITIES AVAILABLE


Over 55% SOLD OUT

"Fear No More"

The popular single from Christian rock band, Building 429

BUY NOW


REALER

"Cross Me" feat. Lil Baby and Plies

From YoungBoy Never Broke Again's Certified Platinum Album *Realer*

BUY NOW

VIP AUCTION


BEYONCÉ
COUNTDOWN

"Countdown" by Beyonce and More Compositions

70+ Compositions recorded by Beyonce, Keyshia Cole, Missy Elliott, Monica, and More

BID NOW

NEW AUCTION
LIVE WEDNESDAY



BandGang Javar Sound Recordings

Catalog with 49 sound recordings

VIEW DETAILS


SONGVEST
WEBINAR
LIVE ZOOM Q&A
Sean Peace
Founder and CEO
SongVest
WATCH NOW

SongVest is **raising its next round of capital via crowdfunding**. In case you missed it, here's your chance to watch the most recent recording of the SongVest webinar with Founder and CEO, Sean Peace.

Sean discusses SongVest's unique market opportunity and an array of frequently asked questions.

Whether you are a current investor in SongVest or looking **to learn more before you invest**, don't miss this recording!

WATCH NOW

Our next webinar is scheduled for **Wednesday, December 14th at 11 AM PDT / 2 PM EDT**.

RSVP NOW

If you have specific questions you would like answered during the webinar, please submit them here:

investors@songvest.zohodesk.com

We look forward to seeing you there!

SONGVEST

LOGIN >

FAQ >

©2022 by RoyaltyTraders LLC dba SongVest

No longer want to receive these emails? **Unsubscribe**.

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.songvest.com/offering

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. **SongVest Offering**

Webinar Disclaimer

This webinar may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person or any other person or entity assumes responsibility for the accuracy and completeness of forward looking statements, and is under no duty to update any such statements to conform them to actual results.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISK INVOLVED. ROYALTYTRADERS LLC (dba SONGVEST) HAS FILED A FORM C WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS OFFERING, A COPY OF WHICH MAY BE OBTAINED HERE:

https://www.sec.gov/Archives/edgar/data/1855626/000185562622000005/formc.pdf

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

SongVest
Published by Jesse Atwell · 2m ·

This one ends tomorrow! Reserve your SongShares for "Countdown" by Beyonce and more: https://bit.ly/svcountdown

70+ compositions recorded by Beyonce, Keyshia Cole, Missy Elliott, Monica, and more.

Type of Rights: Writer's Share
Type of Income: Public Performance
Paid By: ASCAP
Term (Life or Yrs): Life of copyright

Disclaimers: http://www.songvest.com/disclaimers


COUNTDOWN
BID NOW
"COUNTDOWN"
BY BEYONCE + MORE
70+ COMPOSITIONS RECORDED BY VARIOUS ARTISTS
LIVE ON SONGVEST
COUNTDOWN

0
People reached

0
Engagements

Boost post

songvest 28s

This one ends tomorrow! Hit the link in bio to bid now and reserve your SongShares!



BID NOW
"COUNTDOWN"
BY BEYONCE + MORE
70+ COMPOSITIONS RECORDED BY VARIOUS ARTISTS
LIVE ON SONGVEST

Reply to songvest...

SongVest
662 followers
now •

This one ends tomorrow! Reserve your SongShares for "Countdown" by Beyonce and more: https://bit.ly/svcountdown

70+ compositions recorded by Beyonce, Keyshia Cole, Missy Elliott, Monica, and more.

Type of Rights: Writer's Share
Type of Income: Public Performance
Paid By: ASCAP
Term (Life or Yrs): Life of copyright

Disclaimers: https://lnkd.in/gAY-_8fn


"COUNTDOWN"
BY BEYONCE + MORE

SongVest - "Countdown" by Beyonce and More - Reserve Your SongShares

LAST CALL
VIP AUCTION - ENDS 7 PM EDT


BEYONCÉ
COUNTDOWN

"Countdown" by Beyonce and More Compositions

70+ Compositions recorded by Beyonce, Keyshia Cole, Missy Elliott, Monica, and More

RESERVE NOW

AUCTION - ENDS 7 PM EDT


1994

Babys World Recordings

Almost 400 unique sound recordings

BID NOW

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.songvest.com/offering

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. **SongVest Offering**

Webinar Disclaimer

This webinar may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person or any other person or entity assumes responsibility for the accuracy and completeness of forward looking statements, and is under no duty to update any such statements to conform them to actual results.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISK INVOLVED. ROYALTYTRADERS LLC (dba SONGVEST) HAS FILED A FORM C WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS OFFERING, A COPY OF WHICH MAY BE OBTAINED HERE:

https://www.sec.gov/Archives/edgar/data/1855626/000185562622000005/formc.pdf

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

SongVest @songvest · 1m

Bid now and reserve your SongShares for "Countdown" by Beyonce and more: bit.ly/svcountdown

70+ compositions recorded by Beyonce, Keyshia Cole, Missy Elliott, Monica, and more.

Disclaimers: songvest.com/disclaimers



BID NOW
"COUNTDOWN"
BY BEYONCE + MORE
70+ COMPOSITIONS RECORDED BY VARIOUS ARTISTS
LIVE ON SONGVEST
0:04

Promote